Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(dollars in millions)
Net income (loss) before income tax (expense) benefit and cumulative effect of changes in accounting principles	$5,765	$4,546	$25,363	$9,445	$(5,666)	$(14,882)	$(22,384)
Add:
Low-income housing tax credit partnerships	—	—	—	—	—	—	4,155
Total interest expense	14,072	14,292	55,779	66,502	79,988	92,131	22,150
Interest factor in rental expenses	1	1	4	4	4	5	7
Earnings (loss), as adjusted	$19,838	$18,839	$81,146	$75,951	$74,326	$77,254	$3,928
Fixed charges:
Total interest expense	$14,072	$14,292	$55,779	$66,502	$79,988	$92,131	$22,150
Interest factor in rental expenses	1	1	4	4	4	5	7
Total fixed charges	$14,073	$14,293	$55,783	$66,506	$79,992	$92,136	$22,157
Senior preferred stock and preferred stock dividends(1)	10,435	5,827	47,591	7,229	6,498	5,749	4,105
Total fixed charges including preferred stock dividends	$24,508	$20,120	$103,374	$73,735	$86,490	$97,885	$26,262
Ratio of earnings to fixed charges(2)	1.41	1.32	1.45	1.14	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends(3)	—	—	—	1.03	—	—	—

(1)
Senior preferred stock and preferred stock dividends represent pre-tax earnings required to cover any senior preferred stock and preferred stock dividend requirements computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.

(2)
Ratio of earnings to fixed charges is computed by dividing earnings (loss), as adjusted by total fixed charges. For the ratio to equal 1.00, earnings (loss), as adjusted must increase by $5.7 billion, $14.9 billion, and $18.2 billion for the years ended December 31, 2011, 2010, and 2009, respectively.

(3)
Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings (loss), as adjusted by total fixed charges including preferred stock dividends. For the ratio to equal 1.00, earnings (loss), as adjusted must increase by $4.7 billion, $1.3 billion, $22.2 billion, $12.2 billion, $20.6 billion, and $22.3 billion for the three months ended March 31, 2014 and 2013 and for the years ended December 31, 2013, 2011, 2010, and 2009, respectively.